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                              March 12, 2023

       Daniel Fleming
       Chief Financial Officer
       Credo Technology Group Holding Ltd
       c/o Maples Corporate Service, Limited
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104, Cayman Islands

                                                        Re: Credo Technology
Group Holding Ltd
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2022
                                                            Form 10-Q for the
Quarterly Period Ended January 28, 2023
                                                            Form 8-K Filed
March 1, 2023
                                                            File No. 001-41249

       Dear Daniel Fleming:

              We have reviewed your March 7, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 15, 2023 letter.

       Form 10-Q for the Quarterly Period Ended January 28, 2023

       Notes to Unaudited Condensed Consolidated Financial Statements
       4. Revenue Recognition, page 13

   1. We note your disclosure on page 14 that you issued approximately 4.1 million warrants during December 2021 to
your customer, Amazon.com NV Investment Holdings LLC,
                                                        that "will vest in
tranches over the contract term based on the amount of global payments"
                                                        from the customer and
its affiliates. Citing relevant authoritative accounting guidance, tell us the specific grant
date(s) you will use to record the fair value of the warrants. In doing so, explain if each
tranche will be valued using a different grant date and explain the reasons for your
determination.
 Daniel Fleming
Credo Technology Group Holding Ltd
March 12, 2023
Page 2
Form 8-K furnished March 1, 2023

Exhibit 99.1, page 1

2. We note that you present non-GAAP gross profit, net income (loss), and diluted net income (loss) per share that exclude warrant contra revenues. Considering these amounts are directly related to revenue generating activities with customers, please remove these adjustments from all non-GAAP measures. See Question 100.04 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameDaniel Fleming                             Sincerely,
Comapany NameCredo Technology Group Holding Ltd
                                                             Division of
Corporation Finance
March 12, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName